SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 AMENDMENT NO. 4
                                       TO
                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                          MILLER BUILDING SYSTEMS, INC.
                       (Name of Subject Company (Issuer))

                     DELAWARE MILLER ACQUISITION CORPORATION
                             COA HOUSING GROUP, INC.
                      COACHMEN INDUSTRIES, INC. (OFFERORS)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   600404-10-7
                      (CUSIP Number of Class of Securities)

                             RICHARD M. LAVERS, ESQ.
                    EXECUTIVE VICE PRESIDENT/GENERAL COUNSEL
                            COACHMEN INDUSTRIES, INC.
                                2831 DEXTER DRIVE
                                ELKHART, IN 46515
                                 (219) 262-0123
  (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                            FREDERICK W. AXLEY, ESQ.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 984-7574

--------------------------------------------------------------------------------
CALCULATION OF FILING FEE:  Previously Paid


--------------------------------------------------------------------------------


/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:    Not applicable.
Form or Registration No.:  Not applicable.
Filing Party:              Not applicable.
Date Filed:                Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/      third-party tender offer subject to Rule 14d-1.
/ /      issuer tender offer subject to Rule 13e-4.
/ /      going-private transaction subject to Rule 13e-3.
/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                                  INTRODUCTION

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") filed with the SEC on September 20, 2000 by Delaware Miller Acquisition Corporation ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share, of Miller Building Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.40 per share, plus a future right to receive $.30 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 20, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference. All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO and the Offer to Purchase. Except as amended and supplemented hereby, the Schedule TO remains in effect.

ITEMS 1 THROUGH 9 AND 11 THROUGH 13

Items 1 through 9 and Items 11 through 13 of the Schedule TO, which incorporate by reference the information contain in the Offer to Purchase, are hereby amended and supplemented as follows:

         Section 7 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended and supplemented by replacing the last paragraph of the section to read as follows:

         "Cautionary Statement Concerning Forward-looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in fiscal year 2000 including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include but are not limited to: changes in the economic conditions in which the Company operates, greater than anticipated competition or price pressures, new product offerings, better or worse than expected customer growth resulting in the need to expand operations and make capital investments, and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of

Certified Public Accountants regarding projections and forecasts, and are included in this Offer to Purchase only because such information was made available to Coachmen by the Company. Neither Coachmen nor the Company's independent accountants have examined or applied any agreed upon procedures to this information, and, accordingly, assume no responsibility for this information. Neither Coachmen nor the Company nor any other party assumes any responsibility for the accuracy or validity of the foregoing Plan Projections. Coachmen, Parent and the Company do not intend to provide any updated information with respect to any forward-looking statements."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          DELAWARE MILLER ACQUISITION CORPORATION


                          By:  /s/ Richard M. Lavers
                                   ---------------------------------------------
                                   Richard M. Lavers
                                   Secretary

                          COA HOUSING GROUP, INC.


                          By:  /s/ Richard M. Lavers
                                   ---------------------------------------------
                                   Richard M. Lavers
                                   Secretary


                          COACHMEN INDUSTRIES, INC.



                          By:  /s/ Richard M. Lavers
                                   ---------------------------------------------
                                   Richard M. Lavers
                                   Executive Vice President, General Counsel &
                                   Secretary


Dated: October 19, 2000